UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

6th Floor, 2 Grand Canal Square

Dublin 2, Ireland

+44 (0) 20 3451 5464

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

1.	RESULTS OF THE 2015 ANNUAL GENERAL MEETING OF KING DIGITAL ENTERTAINMENT PLC

On September 28, 2015, King Digital Entertainment plc (“King”) held its annual general meeting of shareholders (the “Annual Meeting”) to consider and vote on the 11 proposals set forth below, each of which is described in greater detail in the Notice of Annual General Meeting furnished to the U.S. Securities and Exchange Commission on August 28, 2015 as an exhibit to Form 6-K. The final voting results are set forth below.

Proposal 1: To Receive and Consider King’s Financial Statements for the Year Ended December 31, 2014

The shareholders received and considered King’s financial statements for the year ended December 31, 2014. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
286,877,099	29,691	365,508	99.99%

Proposal 2: To Authorize King’s Board to Determine the Compensation of King’s Auditors

The shareholders authorized King’s Board of Directors (the “Board”) to determine the compensation of King’s auditors, PricewaterhouseCoopers LLP. The results of such vote were as follows:

Vote For	Votes Against	Abstentions	Percentage of Votes in Favor
286,708,032	542,770	21,496	99.81%

Proposal 3: To re-elect Riccardo Zacconi as a director of King following his automatic retirement by rotation.

The shareholders re-elected Riccardo Zacconi as a director of King following his automatic retirement by rotation. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
286,358,713	617,745	295,840	99.78%

Proposal 4: To re-elect Robert S. Cohn as a director of King following his automatic retirement by rotation.

The shareholders re-elected Robert S. Cohn as a director of King following his automatic retirement by rotation. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
250,934,425	418,600	35,919,273	99.83%

Proposal 5: To authorize the amendment of King’s Memorandum of Association

The shareholders authorized the amendment of King’s Memorandum of Association. The results of such vote were as follows:

Vote For	Votes Against	Abstentions	Percentage of Votes in Favor
286,908,292	57,838	306,168	99.98%

Proposal 6: To authorize the adoption of King’s new Articles of Association

The shareholders authorized the adoption of King’s new Articles of Association. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
286,893,733	69,542	309,023	99.98%

Proposal 7: To Authorize King to Purchase King Shares

The shareholders authorized King, or any subsidiary of King, to make purchases of any of King’s ordinary shares (“shares”). The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
270,345,298	15,367,167	1,559,833	94.62%

Proposal 8: To Approve the Re-Issue Price Range for King’s Treasury Shares

The shareholders approved the re-issue price range at which treasury shares held by King may be issued off-market. The results of such vote were as follows:

Vote For	Votes Against	Abstentions	Percentage of Votes in Favor
270,221,660	15,548,306	1,502,332	94.56%

Proposal 9: Bellaria Waiver

The shareholders approved an increase in the percentage of King shares held by Bellaria Holding S.à r.l. (“Bellaria”) (a company incorporated in Luxembourg by funds managed by Apax Partners) as a result of King’s repurchase or redemption of shares on the basis that Bellaria will not be obliged to make an offer to all King’s shareholders under the Irish Takeover Rules. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
137,342,333	7,462,105	1,505,293	94.85%

Proposal 10: Bellaria/Board Concert Party Waiver

The shareholders approved an increase in the percentage of King shares held by the Bellaria/Board Concert Party as a result of (i) King’s repurchase or redemption of shares and/or (ii) the exercise of options by certain King directors, on the basis that no member of the Bellaria/Board Concert Party will be obliged to make an offer to all of King’s shareholders under the Irish Takeover Rules. The results of such vote were as follows:

Vote For	Votes Against	Abstentions	Percentage of Votes in Favor
82,794,806	7,467,593	1,508,229	91.73%

Proposal 11: Section 238 Approval

The shareholders approved King’s acquisition or redemption of shares held by or on behalf of any director or person connected with a director. The results of such vote were as follows:

Votes For	Votes Against	Abstentions	Percentage of Votes in Favor
270,538,259	14,859,501	1,874,538	94.79%

2.	KING DIGITAL ENTERTAINMENT PLC’S MEMORANDUM AND ARTICLES OF ASSOCIATION

King’s Memorandum of Association (as amended on September 28, 2015 pursuant to Proposal 5 that passed at the Annual Meeting) and Articles of Association (as adopted on September 28, 2015 pursuant to Proposal 6 that passed at the Annual Meeting) are attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	King’s Memorandum of Association (as amended on September 28, 2015) and Articles of Association (as adopted on September 28, 2015)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: September 29, 2015	By:	/s/ Robert Miller
	Name:	Robert Miller
	Title:	Chief Legal Officer and Corporate Secretary

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